THE BANK OF NEW YORK

NEW YORK'S FIRST BANK-FOUNDED 1784 BY ALEXANDER HAMILTON

101 BARCLAY STREET, NEW YORK, N.Y. 10286

DEPOSITARY [redacted]

02060435

November 7, 2002

Securities and
Office of International Corporate Finance
450 Fifth Street, N.W., Room 3099
Washington, D.C. 20549
USA
Mail Stop 3-7

SUPPL

SEC MAIL PROCESSING RECEIVED NOV 12 2002 WASH. D.C. 180 SECTION

Re: Sammy Corporation - File No. 82-5227

To Whom It May Concern:

We are forwarding the enclosed documents at the request and on behalf of Sammy Corporation. Please find copies of:

- ***Consolidated Financial Statements (6 months ended September 30, 2002)***
- ***Non-Consolidated Financial Statements (6 months ended September 30, 2002)***
- ***Notice of Acquisition by the Company of its Own Shares and Public Offering for Purchase of its Own Shares (Notice in translation dated October 31, 2002)***

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please note that we have not reviewed any disclosure made therein and cannot confirm the accuracy or completeness of any such disclosure and hereby disclaim any responsibility or liability with respect thereto.

PROCESSED DEC 17 2002 THOMSON FINANCIAL

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed and pre-paid envelope.

Sincerely yours,

Anita Sung
Assistant Vice President
Tel#: (212) 815-8161
Fax#: (212) 571-3050
Email: asung@bankofny.com

FILE NO.82-5227
October 28, 2002

FLASH REPORT
CONSOLIDATED FINANCIAL STATEMENTS
6 Months Ended September 30, 2002

Name of the Company: Sammy Corporation
Code number: 6426
(URL http://ir.sammy.co.jp)
Representative: Hajime Satomi
President & CEO
Any inquiry to: Yasuhiro Katayama
Executive officer
2-23-2 Higashi Ikebukuro
Toshima-ku, Tokyo, Japan
Tel (03)5950−3790

Date of the Board of Directors meeting for the 6 months closing October 28, 2002

I. RESULTS OF CONSOLIDATED OPERATIONS FOR THE 6 MONTHS ENDED SEPTEMBER 30, 2002

(1) RESULTS OF CONSOLIDATED OPERATIONS

	Net sales		Operating income		Net income	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
For 6 months ended September 30, 2002	84,068	(9.9)	27,540	(20.4)	10,836	(35.4)
For 6 months ended September 30, 2001	93,335	210.3	34,617	498.4	16,777	621.3
For Year ended March 31, 2002	164,293		54,022		23,906	

	Net income per share	Net income per share (Diluted)
	Yen	Yen
For 6 months ended September 30, 2002	203.29	203.01
For 6 months ended September 30, 2001	640.43	639.05
For Year ended March 31, 2002	452.44	452.28

	Millions of Yen
①Equity earnings from affiliates for 6 months ended September 30, 2002	4
Equity loss from affiliates for 6 months ended September 30, 2001	(7)
Equity earning from affiliates for year ended March 31,2002	20

②Weighted average number of share	Number of shares
For 6 months ended September 30, 2002	53,303,541
For 6 months ended September 30, 2001	26,198,076
For year ended March 31, 2001	52,839,269

③There was no significant change in the accounting policy between the years presented.
④Percentages for net sales, operating income and net income represent change from the prior year.

(2) CONSOLIDATED FINANCIAL POSITION

	Total assets	Shareholders' equity	Equity ratio	Equity per share
	Millions of yen	Millions of yen	%	Yen
September 30, 2002	126,270	63,412	50.2	1,196.37
September 30, 2001	113,012	50,001	44.2	1,875.99
March 31, 2002	126,803	57,370	45.2	1,074.13

(Note) ①The total numbers of shares outstanding — Number of shares

For 6 months ended September 30, 2002 — 53,003,500

For 6 months ended September 30, 2001 — 26,653,321

For year ended March 31,2002 — 53,411,572

(3) CONSOLIDATED CASH FLOWS

	Net cash provided by operating activities	Net cash used in Investing activities	Net cash provided by financing activities	Cash and cash equivalents at the year-end
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
For 6 months ended September 30, 2002	12,693	(3,022)	(1,917)	30,217
For 6 months ended September 30, 2001	21,304	(4,916)	3,720	33,403
For Year ended March 31, 2002	13,141	(6,798)	2,772	22,535

(4) Scope of consolidation and equity method application

The Company consolidated all of 16 subsidiaries and 1 affiliate.

(5) Change in scope of consolidation and equity method application

Starting from this fiscal year, 2 of the Company's subsidiaries were newly consolidated and 1 was excluded due to reorganization.

II. PROJECTION FOR FISCAL YEAR 2002 (APRIL 1, 2002 ~ MARCH 31, 2003)

	Net sales	Operating income	Net income
Entire-year	Millions of Yen 190,000	Millions of Yen 61,000	Millions of Yen 27,500

(Note 1) Projected net income per share for the entire-year is ¥518.83.

(Note 2)

This flash report and the accompanying financial statements have been prepared based on the flash report and the financial statements of the Company that were issued for the Japanese domestic purposes with certain modifications to help foreign users.

Amounts less than one million yen are rounding down in the accompanying financial statements.

(Caution with regard to Forward-Looking Statements)

Statements in this flash report with respect to Sammy's plans, strategies, benefits and estimates that are not historical facts are forward-looking statements. They constitute management's assumptions based on information currently available and involve risks and uncertainties. There are a number of facts that could cause actual results to differ materially from such statements.

1.Description of Sammy Group

The group consists of the Company and its 16 subsidiaries and 1 affiliate, and is primarily engaged in business to develop, manufacture and sell pachinko and pachislot machines, amusement arcade equipment and home video game software. Our lines of business by segment are as follows:

Segment		Business contents	Names of company	
Pachinko and pachislot		Manufacture and sale of pachinko/pachislot machines and those attachments and accessories Maintenance and manufacture of peripherals Design of parlor	Sammy Corporation RODEO Co.,Ltd. Japan Setup Service Co.,Ltd. Shuko Electronics Co.,Ltd. Sammy Design Corporation	
NEWS business	Game machines used in amusement arcades	Development and sale of the amusement arcades machines. Lease and maintenance of the above	In Japan	Sammy Corporation Sammy Amusement Service Co.,Ltd. SI Electronics Co.,Ltd.
			Overseas	Sammy Holding Co .,Inc. Sammy USA Corporation Sammy Europe Ltd.
	Home video game Software	Development and sale of home video game software	In Japan	Sammy Corporation MAXBET Co.,Ltd. Spike Co.,Ltd. Dimps Corp.
			Overseas	Sammy Holding Co .,Inc. Sammy Studios, Inc. Sammy Europe Ltd.
	Others	Management of amusement arcades、 Produce and sell music CD Development of computer graphics	In Japan	Sammy Corporation Sammy Amusement Service Co.,Ltd. Underground Liberation Force Inc. Quat Technology Inc. Alegria Corporation
			Overseas	RTzen Inc.

(Note)

1. Japan Setup Service Co.,Ltd. is an affiliated company.
2. Sammy Holding Co.,Inc.was newly established as a holding company became and subsidiary to integrate overseas business.
3. Sammy Entertainment Inc. was renamed to Sammy Studios, Inc. on July 2, 2002
4. The company subscribed shares of Alegria Corporation and consolidated its accounts.

The following is a chart of business transaction flow:


Pachislot and Pachinko Bisiness
NEWS Business
Pachislot and Pachinko
●Rodeo co.,Ltd.
(Development·Manufacture·Sale)
Pachislot
Sales Agent
Sales Agent
Pachislot
Pachinko
Pachinko Parlors
●Shuko Electoronics Co.,Ltd.
(Manufacture·Sale of periopherals)
●Sammy Desigu Corporation
(Design of hall etc)
△Japan Setup Service Co.,Ltd.
(Installation of pachislot/pachinko,
Maintenance)
Other
SAMMY CORPORATION
Amusement arcade equipment
《In Japan》
●Sammy Amusement Service Co.,Ltd.
(Sale·Lease)
●S.I Electronics Co.,Ltd.
(Development·Manufacture·Sale)
《Overseas》
●Sammy USA Corp.
(Development·Manufacture·Sale)
●Sammy Europe Limited. (Sale)
Customers
Japan
Overseas
Home Video game software
《In Japan》
●Spike Co.,Ltd.(Development·Sale)
●Dimps Corp.(Development)
●MAXBET Co,.Ltd.
(Development·Sale)
《Overseas》
●Sammy Studios, Inc.
(Development·Sale)
●Sammy Europe Limited. (Sale)
Customers
Japan
Overseas
Others
《In Japan》
●Sammy Amusement Service Co.,Ltd.
(Operation of Amusement arcade)
●Underground Liberation Force Inc.
(Production·Sale of music countents)
●Quat Technology Inc.
(Development·Sale of computer
graphics development)
●Alegria Corporation
(Internet Contents Business)
《Overseas》
●RTzen, Inc.
(Computer graphics development)
Customers
Japan
Overseas
Flow of Products
Other
Consolidated subsidiary
Affiliate

2. Management Policy

(1) Basic management policy

The Sammy Group principally operates a pachinko and pachislot business and the NEWS (New Entertainment World of Sammy) business which consists of amusement, content, new technology and merchandising.

We hold the brand statement "we will, with adventurous spirit, create the new culture through providing entertainment full of originality to people all over the world," and will, as a group, strive under the policy of "positive progress" in order to achieve better operating results and satisfy the expectations of those who trust us, including our shareholders.

(2) Basic distribution policy

We consider the profit distribution to our shareholders as a major task of our management, and our basic policy is to provide the shareholders appropriate dividends based on the profits.

For the year-end dividend of the current fiscal year, Sammy plans to declare 50 yen per share as previously announced.

Sammy will use its internal reserve fund for strengthening its financial condition and management foundation, investing primarily in NEWS business, establishing new subsidiaries, M&A etc.

(3) Strategy and policy on downsizing the stock unit, etc.

Sammy recognizes that downsizing the stock unit is a useful measure to increase the number of individual investors and the liquidity of its shares. The number of shares of its common stock per unit is 100, which, Sammy believes, is appealing to potential investors.

Sammy will continuously monitor the appropriateness of the number of shares per unit by reviewing the expenses that will need to be incurred and effects thereof, etc. and its operating results and market trends.

(4) Medium and long-term management strategy and matters to be dealt with

In order to achieve further growth of Sammy Group, generation of profit from the NEWS business which consists of four concepts, i.e. amusement, content, new technology and merchandising, as well as the continuous growth of the pachislot and pachinko business is necessary.

For the pachislot and pachinko business, we will develop a comprehensive pachislot and pachinko business by supplying peripheral equipment like ball-lending machines and ball-supplying machines, and designing halls, as well as attempting to increase the market share of sales of both pachislot and pachinko machines.

In the pachislot machines business, we have differentiated ourselves from other companies by our well-established research and development capabilities, by upgrading our production capabilities and through multi-brand strategy. Sammy Group will use all efforts to develop and supply innovative, high-quality products to continue to be at the top in the annual sales of pachislot machines.

In the pachinko machines business, we aim to increase our market share of annual sales to 10%, give priority to establishing the Sammy-brand and introduce new machines enabling players to differentiate our machines from other machines by strengthening our research and development capabilities and making available good image presentation technologies, etc.

For the NEWS business, we will promote its business not only in Japan but also across the world in order to develop this business as an earning source similar to the pachislot and pachinko business. As a foundation for the future full-scale overseas expansion, we established Sammy Holdings Co., Inc. as the holding company of our overseas group companies to integrate the management and operations of such group companies, and control the overseas business as a whole.

In the amusement sector, we will globally supply ATOMISWAVE, the new amusement arcade equipment (which has achieved high-quality while low in price). ATOMISWAVE - adopted method of installment for software with easy and quick change to new software of game. This enables to provide new amusement arcade equipment game to the market at all time. With the Sammy Group's low-cost and high-quality software line-up, we aim to provide the platform for amusement arcade equipment in the world market.

In the content sector, we will fully participate in the U.S. and European markets, where the growth of the home video games software is expected. In order to supply the products which will meet the needs of the U.S. and European markets, we will give priority to strengthening our development capabilities and put effort into the development of mega-hit software so as to create a foothold in the market.

In the new technology sector, we have started the research and development of the 3D image presentation system which will be the core of the next generation entertainment, in partnership with Hitachi, Ltd. and Imagination Technologies, Ltd. We pursue not only sophisticated features but also the multi-purpose, low-cost and power-saving. We will target all markets for image presentation equipment as well as the existing business of Sammy Group.

In the merchandising sector, we will give priority to the merchandising of toys and goods featuring the characters created through the pachislot and pachinko machine business and the NEWS business, as well as developing original characters.

(5) Measures related to upgrading business management organization, etc.

Since the last fiscal year, each director of Sammy is appointed in charge of a certain designated area to manage, supervise and give speedy instructions from the Sammy Group management point of view. The directors' liaison committee and the executive officers' liaison committee have been set up for the purpose of information sharing, consensus-building and efficient reporting / communication amongst directors and executive officers.

(6) Management index as medium-term goal

Sammy Group has been promoting its continuous growth and increase in corporate value, for maximization of shareholders' equity. Sammy Group is also establishing medium-term goals based on the following index which show our investment efficiency and profitability.

(i) Return on equity (ROE)	maintaining over 30%
(ii) Rate for Operating income per Sales	maintaining over 25%

(7) Others, important issues on management of the company

(i) Lawsuits

Currently, the following lawsuits have been filed against Sammy in relation to the pachislot machines manufactured and distributed by it, claiming infringement of certain patent rights.

Sammy believes that none of the cases being litigated constitutes an infringement of any patent rights, but such litigation procedures may adversely affect the operating results.

(a) the claim for damages of 10,066 million yen made by Aruze Corp. ("Aruze")
On March 19, 2002, the Tokyo District Court ruled that Sammy must pay Aruze 7,416 million yen, however, Sammy appealed to the Tokyo High Court on the same day and the case is currently on trial.

(b) the claim for damages of 1,500 million yen made by Aruze
On June 25, 2002, Sammy won the case at the Tokyo District Court, however, Aruze appealed to the Tokyo High Court on July 5, 2002 and the case is currently on trial.

(c) the claim for damages of 1,430 million yen made by Aruze
The case was filed at Tokyo District Court on March 26, 2001, and is currently on trial.

(d) the claim for damages of 5,145 million yen made by Aruze
The case was filed at Tokyo District Court on May 31, 2002, and is currently on trial.

(e) the claim for damages of 11,424 million yen made by Takasago Electric Industry Co., Ltd.
The case was filed at Osaka District Court on July 18, 2002, and is currently on trial.

The patent right in question in the case identified in paragraph "c." above is the same as the case identified in paragraph "a." above. In connection with such patent right, the "notice of reasons to be invalid" was published by the Patent Office as of March 18, 2002, which stated "after our consultation, the patent right shall be invalid for reasons as follows. If you have any comments thereon, (syncopation) please submit the opinion in writing." The case is currently on trial at the Patent Office concerning the opinion filed by Aruze and the written counter-argument.

(ii) Establishment of Commitment Line

On August 8, 2002, Sammy established the commitment line (which enables it to borrow money freely within the limited amount) of 20,000 million yen in aggregate, arranged by UFJ Bank Limited and Sumitomo Mitsui Banking Corporation in the form of syndicated loan primarily made up of financial institutions which Sammy currently holds an account with to obtain funding more readily and improve the funding efficiency.

(iii) Business reorganization for efficiency of group business

In the NEWS business promoted by Sammy Group, in the interests of business selection, business integration and the efficiency of management resources, Sammy had been considering the splitting of, and giving independence to, one of its subsidiaries, Spike Co., Ltd., in order to solve the overlapping of content development as well as reorganizing the image business in the content sector. As a result, on September 27, 2002, Sammy and GEO Corporation entered into an agreement whereby Sammy will transfer all the shares of Spike Co., Ltd. to GEO Corporation.

3. Operating Results and Financial Condition

(1) Outline of the period under review

The Japanese economy in the first six months of the current fiscal year has shown signs of recovery primarily due to the increase in production of exports to Asia. However, there is still concern for the Japanese economy since the employment and income situation remains severe as evidenced by the total unemployment ratio remaining at a high level, low domestic demand and uncertainty in the financial system.

Under such circumstances, pachislot and pachinko industry is, especially around the pachinko halls, getting increasingly problematic due to the restrictions on new machines replacement related to of the 2002 FIFA World Cup and the increase in the amount of cost of introduction for new machine brought by fierce competition. In the pachislot industry, satisfactory sales have been maintained, however new models which atract customers are awaited. In the pachinko industry, undifferentiated model line-ups in recent years have caused the decrease in customers but the new models which are in compliance with the amended internal regulations of *Nihon Yugiki Kogyo Kumiai* are beginning to be introduced. The introduction of unique new models from each manufacturer can be expected. Also, the record-breaking number of visitors at the "Pachinko and Pachislot Industry Fair 2002" held recently indicated an unforeseen amount of attention from the parties related to pachinko halls on the industry's future.

In the amusement arcade industry, a new type of game machines has been introduced which enables simultaneous play by multiple players and on-line battles using the card system and/or network. As such new game machines are installed, the amusement arcades are developing into communities, the medium and small-sized unprofitable stores are being restructured, and the game machine stores which are conveniently located in shopping centers and large complex malls have become more popular with family customers. This leads to a gradual turnaround in surplus.

In the home video game software industry, new hardware has been released one after another since the last year and rapidly spreading over Europe and the United States. Introduction of software which applies to such hardware is increasingly expected to lead to growth in the market.

Under such operating environment, the pachislot and pachinko business, Sammy Group's main business, has aimed to keep its market share of sales and ensure stable profits.

In the NEWS business, sales of amusement arcade equipment and home video games software primarily have been made in Japan. At the same time, research and development which will become important in overseas operation have aggressively been strengthened.

In contrast, as a result of business reorganization, the consolidated sales of the first six months of the current fiscal year came to ¥84,068 million yen (decreased by 9.9 % from the corresponding period of the previous fiscal year), consolidated operating income came to ¥27,540 million yen (decreased by 20.4 % from the corresponding period of the previous fiscal year) and consolidated net interim income came to ¥10,836 million yen (decreased by 35.4 % from the corresponding period of the previous fiscal year), all of which decreased from the corresponding period of the previous fiscal year. However, compared to the forecast of consolidated interim business results announced at the beginning of the current fiscal year, consolidated sales resulted in 7.6 % decrease, consolidated operating income resulted in 12.4% increase, and consolidated net interim income 9.7 % decrease, which are mostly in line with the plan.

[Information]

A. Comparison between the actual results and the forecast of consolidated interim business results announced at the beginning of the current fiscal year (Consolidated)

(million yen)

	Consolidated Sales	Consolidated operating income	Consolidated net interim income
Actual business results of the first six months of the current fiscal year	84,068 (7.6%)	27,540 12.4%	10,836 (9.7%)
Forecast of Interim business results	91,000	24,500	12,000

B. Comparison between the actual results and the forecast of consolidated interim business results announced at the beginning of the current fiscal year (Non-consolidated)

(million yen)

	Sales	Operating income	Net interim income
Actual business results of the first six months of the current fiscal year	77,164 (5.9%)	27,501 14.5%	12,127 1.1%
Forecast of consolidated interim business results	82,000	24,000	12,000

(Note) Figures in % show the increase/decrease ratio against the forecasted interim business results.

Outline of each segment is as follows:

[Pachislot and Pachinko Business]

As to pachislot machines, we make efforts to provide our products matching needs of not only users but also Pachinko hall in timely manner. "*Salary-man Kintaro*" of Rodeo-brand has kept its popularity with 53,000 units. And "*MOJYUOH,*" which is the successor machine to "*JYUOH,*" the mega-hit machine of last year, has made a good start selling 60,000 units in only several weeks since its release in September. Total sales units of pachislot machines has been sold over 234,000 units in the first six months of the current fiscal year.

As to pachinko machines, the sales units remained over 33,000, sales came to ¥76,718 million yen (decreased 11.7 % from the corresponding period of the previous fiscal year) and operating income came to ¥32,040 million yen (decreased 15.6 % from the corresponding period of the previous fiscal year) partly because the release time of the new type of game machines was arranged to correspond with the amendment to the internal regulations of *Nihon Yugiki Kogyo Kumiai*.

(Names and sales units of the machines which mainly sold in the first six months of the current fiscal year)

(thousand)

[Pachislot machines]	
MOJYUOH (Sammy)	60
Hakushon Daimao (Sammy)	44
Salary-man Kintaro (Rodeo)	53
Gingin-maru (Rodeo)	31
Others	44
Total	234
[Pachinko machines]	
CR Gaccha-man	22
CR Tamao de Dokkan!!	8
Others	3
Total	33

[NEWS business]

(Amusement equipment business)

In Japan, sales of "Pachislot Revolution Series" which made use of the synergy with the pachislot and pachinko business, and the "Kids Medal Series" which added more features of entertainment, etc. is going well. Outside Japan, the shooting games, etc. which are becoming the well-known products, are selling well. Sales came to ¥3,518 million yen (increased by 5.1 % from the corresponding period of the previous fiscal year), but operating income came to ¥128 million yen because of research and development expenses, etc. due to the development of "ATOMISWAVE," which will be the key product for overseas expansion in the future.

(Home video games software business)

The simulation game of popular pachislot machine, "How to win Pachislot! Aladdin A" was a hit and sold approximately 200,000 units, the development contracting business also did well and sales came to ¥2,889 million yen (increased by 20.5 % from the corresponding period of the previous fiscal year). However, operating loss came to ¥1,416 yen because of the increased employment cost due to full-scale overseas expansion and the increased research and development cost for software development.

(Others)

In addition to the operation of the amusement arcades, we started "Sammy 777 Town." "Sammy Pachislot Town" "Sammy EZ Town."in web sites in mobile phone contents, for which member of the sites exceeded over 500,000 with popularity within first year operation. As a result, sales came to ¥940 million yen (increased by 34.7 % from the corresponding period of the previous fiscal year), while the operating loss came to ¥17 million yen because of consolidated adjustment account of the new consolidated subsidiaries, etc.

(2) Financial condition

The cash and cash equivalent (hereinafter collectively referred to as "cash") of the first six months of the current fiscal year increased by ¥7,682 million yen compared to the corresponding period of the previous fiscal year, and the balance at end of the period of the first six months of the current fiscal year came to ¥30,217 million yen.

Cash provided by operating activity decreased by ¥8,610 million yen compared to the corresponding period of the previous fiscal year and came to plus ¥12,693 million yen. This is mainly because the net income before taxes of ¥9,798 million yen was decreased and income tax of ¥10,806 million yen was increased. Parts of above, however, were offset by decrease of receivables.

Cash used in investing activities decreased by ¥1,893 million yen compared to the corresponding period of the previous fiscal year and came to minus ¥3,022 million yen. This is mainly because of decrease by the acquisition of the tangible and intangible fixed assets.

Cash provided by financing activities decreased by ¥5,638 million yen compared to the corresponding period of the previous fiscal year, and came to minus ¥1,917 million yen. This is mainly because of decrease of proceeds from issuance of share of the company, and the acquisition of common stock and dividends payments.

(3) Projection for fiscal year 2002(April 1, 2002 – March 31, 2003)

The management of the Company is required to disclose the information about Projection of results for fiscal year 2002 in accordance with the regulation of Tokyo Stock Exchange.

It is estimated in latter half of the year that gaming features of Pachislot is regarded as more important and the competition amongst the makers may rely on differentiation of such gaming features. Whereas it is estimated that new model of Pachinko machine with new specification following change of the rule made by *Nihon Yugiki Kogyo Kumiai* in last June will be launched.

In the business of amusement arcade equipment, we can recognize favorable trend by appearance of game machine in new genre and improved profit ratio. In the business of home video game software, it is expected that there would be certain demand of software with prevailing hardware.

Under above circumstances, we estimate 240,000 units for sales in latter half of the year and 470,000 units for sales in entire year in Pachislot business, and 110,000 units for sales in latter half of the year and 140,000 units for sales in entire year in Pachinko business.

In the NEWS business, it is scheduled that we start promotion of sale of new amusement arcade equipment,

ATOMISWAVE, not only in Japan but also for the world-wide deployment. For the home video game software, we will continue to concentrate development for likeliest title in Sammy Studios, Inc. overseas.

As conclusion through above forecast, we estimate that consolidated sales amounted to ¥190,000 million (increase by 15.6% compared to previous fiscal year), operating income amounted to ¥61,000 million (increase by 11.4%) and net income amounted to ¥27,500 million (increase by 15.0%) in fiscal year ended March 31,2003.

【Caution with regard to Forward-Looking Statements】

Statements in this flash report with respect to Sammy's plans, strategies, benefits and estimates that are not historical facts are forward-looking statements. They constitute management's assumptions based on information currently available and involve risks and uncertainties. There are a number of facts that could cause actual results to differ materially from such statements.

4.CONSOLODATED FINANCIAL STATEMENTS

SAMMY CORPORATION

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2002 AND SEPTEMBER 30, 2001 AND MARCH 31,2002

(Unit : Millions of Yen)

		Current period (As of September 30, 2002)		Prior period (As of September 30, 2001)		Prior year (As of March 31, 2002)	
		Amount	Percentage	Amount	Percentage	Amount	Percentage
(A s s e t s)			%		%		%
I Current Assets							
Cash and deposits		30, 242		33, 514		22, 580	
Marketable securities		-		10		-	
Notes receivable and accounts receivable-trade	※2, 4	42, 284		40, 557		53, 812	
Allowance for doubtful accounts		(787)		(427)		(784)	
Inventories		19, 358		15, 171		17, 224	
Deposit for lawsuit		5, 000		—		5, 000	
Other current assets		7, 989		5, 036		7, 873	
Total current assets		104, 087	82. 4	93, 862	83. 0	105, 706	83. 4
II Non-current assets							
Property and equipment	※1	12, 576	10. 0	10, 613	9. 4	11, 840	9. 3
Intangible assets							
good will		992		678		1, 033	
other		1, 502		1, 560		1, 513	
		2, 495	2. 0	2, 238	2. 0	2, 547	2. 0
Investments and other assets							
Investment and other		7, 388		6, 511		6, 964	
Allowance for doubtful accounts		(277)		(214)		(256)	
Total investments and other assets		7, 111	5. 6	6, 297	5. 6	6, 708	5. 3
Total non-current assets		22, 183	17. 6	19, 149	17. 0	21, 096	16. 6
Total assets		126, 270	100. 0	113, 012	100. 0	126, 803	100. 0

SAMMY CORPORATION

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2002 AND SEPTEMBER 30, 2001 AND MARCH 31,2002

(Unit : Millions of Yen)

	Current period (As of September 30, 2002)		Prior period (As of September 30, 2001)		Prior year (As of March 31, 2002)	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
(Liabilities)		%		%		%
I Current liabilities						
Short-term bank loans	9, 333		6, 290		5, 959	
Notes and accounts payable	22, 692		25, 090		25, 640	
Income taxes payable	14, 777		18, 039		19, 538	
Accrued employees' bonus	1, 027		881		1, 012	
Others	8, 217		8, 101		10, 401	
Total current liabilities	56, 048	44. 4	58, 402	51. 7	62, 552	49. 4
II Non-current liabilities						
Long-term debt	2, 416		2, 100		3, 260	
Retirement benefits for employees	743		524		675	
Retirement benefits for directors and corporate auditors	739		683		659	
Other non-current liabilities	2, 229		1, 160		1, 637	
Total non-current liabilities	6, 129	4. 8	4, 468	4. 0	6, 232	4. 9
Total liabilities	62, 177	49. 2	62, 871	55. 7	68, 785	54. 3
(Minority interest)						
Minority interest	680	0. 6	139	0. 1	646	0. 5
(Shareholders' equity)						
Common stock	8, 007	6. 3	7, 949	7. 1	7, 966	6. 3
Capital surplus	9, 002	7. 2	8, 944	7. 9	8, 960	7. 0
Earnings surplus	48, 025	38. 0	33, 043	29. 2	40, 172	31. 7
Net unrealized holding gains on securities	127	0. 1	39	0. 0	117	0. 1
Foreign currency translation adjustments	56	0. 0	24	0. 0	154	0. 1
Treasury stock	(1, 808)	(1. 4)	(0)	(0. 0)	(0)	(0. 0)
Total shareholders' equity	63, 412	50. 2	50, 001	44. 2	57, 370	45. 2
Total liabilities and Shareholders' equity	126, 270	100. 0	113, 012	100. 0	126, 803	100. 0

SAMMY CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

FOR THE 6 MONTHS ENDED SEPTEMBER 30, 2002 AND FOR THE 6 MONTHS ENDED SEPTEMBER 30, 2001 AND YEAR ENDED MARCH 31, 2002

(Unit : Millions of Yen)

	Current period (From April 1, 2002 to September 30, 2002)		Prior period (From April 1, 2001 to September 30, 2001)		Prior year (From April 1, 2001 to March 31, 2002)	
	Amount	Percentage	Percentage	Percentage	Amount	Percentage
Net sales	84,068	100.0	93,335	100.0	164,293	100.0
Cost of sales	36,091	42.9	35,210	37.7	67,808	41.3
Gross profit	47,976	57.1	58,125	62.3	96,485	58.7
Selling, general and administrative expenses	20,436	24.3	23,507	25.2	42,462	25.8
Operating income	27,540	32.8	34,617	37.1	54,022	32.9
Other income (expenses)						
Interest and Dividend income	48		33		71	
Gain on investment on silent ownership	—		—		87	
Equity earnings from affiliate	4		(7)		20	
Interest expenses	(104)		(90)		(186)	
Expenses for listing on Tokyo stock Exchange	—		—		—	
Loss on disposal of property and equipment	(87)		(280)		(359)	
Loss on sale of property and equipment-net	(15)		(1)		(1)	
Loss on disposal of inventories	—		—		—	
Cost for special restoration for pachislot problem	—		(267)		(5,958)	
Exchange loss	(42)		—		—	
Others	(3,684)		(548)		(744)	
	(3,880)	(4.6)	(1,160)	(1.3)	(7,070)	(4.3)
Income before income taxes and minority interests	23,659	28.1	33,457	35.8	46,952	28.6
Income taxes – current	14,411	17.1	17,755	19.0	24,465	14.9
– deferred	(1,700)	(2.0)	(1,057)	(1.0)	(1,389)	(0.9)
Total income taxes	12,711	15.1	16,698	18.0	23,076	14.0
Net income before minority interests	10,948	13.0	16,759	17.9	23,876	14.6
Minority interests	112	0.1	(18)	0.0	(30)	0.0
Net income	10,836	12.9	16,777	18.0	23,906	14.6

SAMMY CORPORATION

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

FOR THE 6 MONTHS ENDED SEPTEMBER 30, 2002 AND FOR THE 6 MONTHS ENDED SEPTEMBER 30, 2001 AND YEAR ENDED MARCH 31, 2002

(Unit : Millions of Yen)

	Current period (From April 1, 2002 to September30, 2002)	Prior period (From April 1, 2001 to September30, 2001)	Prior year (From April 1, 2001 to March31, 2002)
	Amounts	Amounts	Amounts
Capital Surplus			
I Beginning balance	8,960	5,936	5,936
II Increase			
1. Issuing of new shares by capital increase	41	3,008	3,024
2. New consolidated subsidiary	—	—	—
III Capital surplus to be carried forward	9,002	8,944	8,960
Earned surplus			
I Beginning balance	40,172	18,055	18,055
II Increase			
1. Net income	10,836	16,777	23,906
2. New consolidated subsidiary	—	—	—
III Decrease			
1. Dividends	2,670	1,536	1,536
2. Bonuses to directors and corporate auditors	312	253	253
IV Earned surplus to be carried forward	48,025	33,043	40,172

SAMMY CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE 6 MONTHS ENDED SEPTEMBER 30, 2002 AND FOR THE 6 MONTHS ENDED SEPTEMBER 30, 2001 AND YEAR ENDED MARCH 31, 2002

(Unit : Millions of Yen)

	Current period (From April 1, 2002 to September30, 2002)	Prior period (From April 1, 2001 to September30, 2001)	Prior year (From April 1, 2001 to March31, 2002)
	Amount	Amount	Amount
Cash flows from operating activities:			
Income before income taxes and minority interests	23,659	33,457	46,952
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities:			
Depreciation and amortization	1,159	878	2,067
Loss on write-off of goodwill	330	262	517
Loss on disposal of property plant and equipment etc.	82	281	347
Share of earnings of silent ownership	—	—	(87)
Others	204	188	299
Loss for special restoration for pachinko defect	—	—	5,958
Changes in assets and liabilities:			
Decrease in notes and accounts receivable	11,250	(12,179)	(23,626)
Decrease in inventories	(2,163)	(761)	(1,813)
Increase in notes and accounts payable	(2,961)	4,513	3,919
Decrease (Increase) in other assets	1,514	1,161	(5,655)
Increase (Decrease) in other liabilities	(1,157)	1,912	3,835
Sub-total	31,917	29,712	32,714
Interest and dividends received	72	37	148
Payment of interest	(125)	(82)	(181)
Payment for special restoration for pachinko defect	—	—	(5,958)
Payment of income taxes	(19,170)	(8,363)	(13,582)
Net cash provided by operating activities	12,693	21,304	13,141
Cash flows from investing activities:			
Payment for purchase of property, plant and equipment	(2,200)	(3,322)	(4,963)
Proceeds from sales of property, plant and equipment	363	—	98
Payment for purchase of intangible assets	(348)	(943)	(1,212)
Proceeds from sales of marketable securities	—	—	0
Payment for purchase of investment securities - net	(435)	(155)	(822)
Increase(Decrease) in cash and cash equivalents due to Acquisition of consolidated subsidiaries	(330)	(113)	21
Decrease (Increase) in loans receivable – net	257	(288)	(710)
Decrease in time deposit – net	20	85	182
Increase in other investments - net	(349)	(177)	608
Net cash used in investing activities	(3,022)	(4,916)	(6,798)

	Current period (From April 1, 2001 to September30, 2001)	Prior period (From April 1, 2000 to September30, 2000)	Prior year (From April 1, 2000 to March31, 2001)
	Amount	Amount	Amount
Cash flows from financing activities:			
Proceeds from issuance of long-term debt	314	—	659
Payments of long-term debt	(304)	(300)	(600)
Increase (Decrease) in short-term bank loans	2,503	(454)	(1,794)
Proceeds from sale of common stock	83	6,017	6,049
Cash dividends paid	(2,670)	(1,536)	(1,536)
Other	(1,842)	(5)	(5)
Net cash provided by financing activities	(1,917)	3,720	2,772
Effect of exchange rate changes on cash and cash equivalents	(70)	(19)	106
Net increase in cash and cash equivalents	7,682	20,089	9,221
Cash and cash equivalents at beginning of period/year	22,535	13,313	13,313
Cash and cash equivalents at end of period/year	30,217	33,403	22,535

SIGNIFICANT ACCOUNTING POLICIES

1. Basis of consolidation	The consolidated financial statements include the accounts of the Company and all of its 16 subsidiaries. There are an affiliated companies, which are accounted for by the equity method. 16 subsidiaries and an affiliated company are as follows; RODEO Co.,Ltd., Japan Setup Service Co.,Ltd., Shuko Electronics Co.,Ltd., Sammy Design Corporation, Sammy Amusement Service Co.,Ltd., SI Electronics Co.,Ltd. Sammy Holding Co .,Inc., Sammy USA Corporation, Sammy Studios, Inc., Sammy Europe Ltd., MAXBET Co.,Ltd., Spike Co.,Ltd., Dimps Corp., Underground Liberation Force Inc., Quat Technology Inc., Alegria Corporation, RTzen Inc.
2. Affiliated company	Japan Setup Service Co.,Ltd. is an affiliated company. We transferred our all of shares of Aristcrat Sales Co., Ltd., which was our affiliated company in previous fiscal year, to Aristcrat Technologies Co., Ltd. on June 20, 2002. As result its company came to be out of the scope of consolidation in Sammy Group.
3. Date of closing for the settlement of consolidated account for 1st half year	Amongst consolidated companies, Date of closing for the settlement of account for 1st half year for Dimps Corp was August 31, 2002. We applied its date for Dimps Corp to consolidate the financial statement.
4.Method and basis of Accounting standards	(1)Valuation for important assets ①Securities that have quoted market prices are stated at the market value. The difference between acquisition cost and market value is accounted for as net unrealized holding gains on securities in Shareholders' equity. Other securities are carried at moving average cost. ②Inventories are stated at cost determined by the average method. (2)Depreciation method of property and equipment ①Tangible assets Depreciation is computed primarily using the declining-balance method according to Japanese Corporate Tax Law. In addition, buildings acquired after April 1, 1998 are depreciated using the straight-line method according to the Corporate Tax Law. Service life for primary assets is as follows; Building/Structure : 15-38 years Tools/Furniture : 4-6 years Amusement facilities equipment : 2-3 years ②Intangible assets Depreciation is computed primarily using the straight-line method. We adopts the straight-line method based on usable period of 5 years for Software which is used for only the company. ③Advance payment Depreciation is computed primarily using the straight-line method. (3)Basis of recording allowances ①Allowance for doubtful accounts The allowance for doubtful accounts is provided in an amount sufficient to cover possible losses by estimating individually uncollectible amounts and applying a historical percentage to the remaining accounts. ②Severance and retirement allowance for employees The liability for the employees' severance and retirement benefits is recorded based on the estimated amounts of benefit obligation and plan assets at the end of the year. ③Severance and retirement allowance for directors and corporate auditors The liability for the directors' and corporate auditors' severance and retirement benefits is recorded based on the amount required in accordance with the Company's policy.

	(4)Accounting for lease transactions Finance leases, which are not transferred ownership to lessees, are accounted for in the same manner as operating leases. (5)Accounting for significant hedge The Company has employed certain interest swaps to hedge its exposure to movements in the interest rates for its borrowings. As a matter of policy, the Company does not engage in speculative transactions. These swaps have been accounted for using the simplified method permissible. (6)Accounting method of consumption taxes Consumption taxes paid and received are recorded as suspense payments and suspense receipts during the year. The net payable resulting from offsetting the two accounts is recorded as consumption tax payable at year-end.
5.Scope of financial fund in statement of cash flow	Financial fund(cash and cash equivalent) in statement of cash flow consists cash, deposits in bank which can be withdrew / liquidated, and short term investment which is repaid within 3 months from the date of acquisition with minimum risk for fluctuation of price.

CHANGE OF PRESENTATION

(Consolidated statement of income for 6 months ended September 30, 2002)

Exchange loss (¥10 million in previous fiscal year) is presented in other expenses as a separate line from this fiscal year as it exceeded over 10/100 of aggregate amount of other expenses.

ADDITIONAL INFORMATION

(Treasury stock and Earning surplus)

New accounting standard for Treasury stock and Earning surplus has been adopted from this fiscal year. Impact of such adoption on the income for the period in this fiscal year has been insignificant.

(Consolidated balance sheet as of September 30, 2002)

Due to revision of Financial regulation, shareholder's equity has been presented by common stock, capital surplus , earnings surplus and other from this fiscal year. Presentation of shareholder's equity in the previous periods has been revised accordingly for comparison purpose.

(Consolidated statement of retained earnings for 6 months ended September 30, 2002)

Due to revision of Financial regulation, capital surplus and earnings surplus are separately presented from this fiscal year. Presentation of those has been revised accordingly for comparison purpose.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET

Current period (As of September 30, 2002)	Prior period (As of September 30, 2001)	Prior year (As of March31, 2002)
※1. Accumulated depreciation for property and Equipment ¥5,005 million	※1. Accumulated depreciation for property and equipment ¥3,335 million	※1 Accumulated depreciation for property and equipment ¥4,408 million
※2. --	※2. Notes receivable and payable that matured on the balance sheet date (September 30, 2001) were settled on the following business day (October 1, 2001), because the balance sheet date was Sunday and banks were closed Therefore, the following balances matured on the balance sheet date were included in the balance sheet Notes receivable ¥5, 737 million Notes payable ¥3, 753 million	※2. Notes receivable and payable that matured on the balance sheet date (March 31, 2001) were settled on the following business day (April 2, 2001), because the balance sheet date was Saturday and banks were closed Therefore, the following balances matured on the balance sheet date were included in the balance sheet Notes receivable ¥3,255 million Notes payable ¥2,610 million
3. Assets mortgaged Assets mortgaged for payable of ¥4 million , short term loan of ¥362 million long term loan of ¥580 million are as follows; Call deposits ¥20 million Land ¥242 million Total ¥262 million	3. Liabilities for guarantees --	3. Assets mortgaged Assets mortgaged for payable of ¥6 million , long term loan of ¥525 million are as follows; Call deposits ¥20 million Building/Structure ¥40 million Land ¥529 million Total ¥589 million
4. ---------------------	4 The Company was contingently liable as a accounts payable to Nippon Conlax in the amount to ¥147 million.on behalf of Shuko Electronics.	4. ---------------------

CONSOLIDATED STATEMENT OF INCOME

Current period (From April 1, 2002 to September30, 2002)		Prior period (From April 1, 2001 to September30, 2001)		Prior year (From April 1, 2001 to March 31, 2002)	
Summery of selling, general and administrative expenses is as follows		Summery of selling, general and administrative expenses is as follows		Summery of selling, general and administrative expenses is as follows	
	(Millions of Yen)		(Millions of Yen)		(Millions of Yen)
Selling expenses		Selling expenses		Selling expenses	
Sales agentfee	5,372	Sales agent fee	14,081	Sales agent fee	18,552
Advertisement	2,380	Advertisement	845	Advertisement	3,065
Others	992	Others	280	Others	851
Total	8,745	Total	15,207	Total	22,469
Personnel expenses		Personnel expenses		Personnel expenses	
Allowance for Bonus	541	Allowance for Bonus	448	Allowance for Bonus	605
Retirement allowance for director	79	Retirement allowance for director	155	Retirement allowance for director	166
Retirement allowance for employees	84	Retirement allowance for employees	43	Retirement allowance for employees	98
Salary, allowance for employees	1,776	Salary, allowance for employees	1,201	Salary, allowance for employees	2,779
Remuneration for director	256	Remuneration for director	174	Remuneration for director	345
Others	755	Others	478	Others	1,545
Total	3,494	Total	2,500	Total	5,540
General expenses		General expenses		General expenses	
Research & Development	3,856	Research & Development	2,652	Research & Development	6,487
Bad debt expense	21	Bad debt expense	52	Bad debt expense	381
Allowance of doubtful accounts	-	Allowance of doubtful accounts	—	Allowance of doubtful accounts	13
Rent	591	Rent	367	Rent	826
Commission	1,019	Commission	487	Commission	1,620
Depreciation	226	Depreciation	160	Depreciation	384
Consolidated depreciation asset	330	Consolidated depreciation asset	262	Consolidated depreciation asset	517
Others	2,150	Others	1,817	Others	4,221
Total	8,196	Total	5,800	Total	14,453

CONSOLIDATED CASH FLOW

Current period (From April 1, 2002 to September30, 2002)		Prior period (From April 1, 2001 to September30, 2001)		Prior year (From April 1, 2001 to March 31, 2002)	
Reconciliation between balance of cash and cash equivalent at year-end and cash and bank deposits shown in the balance sheet:		Reconciliation between balance of cash and cash equivalent at year-end and cash and bank deposits shown in the balance sheet:		Reconciliation between balance of cash and cash equivalent at year-end and cash and bank deposits shown in the balance sheet:	
	Millions of Yen		Millions of Yen		Millions of Yen
Cash and bank deposits	30,242	Cash and bank deposits	33,514	Cash and bank deposits	22,580,
Marketable securities	—	Marketable securities	10	Marketable securities	(—)
Sub-total	30,242	Sub-total	33,524	Sub-total	22,580
Time deposit whose maturity date is over 3months	(25)	Time deposit whose maturity date is over 3months	(121)	Time deposit whose maturity date is over 3months	(45)
Stock and other security whose maturity date is over 3months	—	Stock and other security whose maturity date is over 3months	(—)	Stock and other security whose maturity date is over 3months	(—)
Cash and cash equivalent	30,217	Cash and cash equivalent	33,403	Cash and cash equivalent	22,535

LEASE TRANSACTIONS

Current period (From April 1, 2002 to September30, 2002)

A summary of finance leases with which the transfer of ownership to lessee does not occur:

1. Acquisition cost, accumulated depreciation, year-end book value of the leased items

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Book value at period-end
Tools and furniture	88	31	57
Machinery and equipments	63	25	38
Total	152	56	95

2.Outstanding minimum lease payments at period-end (Millions of Yen)

Within one year	¥ 34
Exceeding one year	60
Total	95

Prior period (From April 1, 2001 to September30, 2001)

A summary of finance leases with which the transfer of ownership to lessee does not occur:

1. Acquisition cost, accumulated depreciation, year-end book value of the leased items

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Book value at period-end
Tools and furniture	38	8	29
Machinery and equipments	35	11	23
Total	73	19	53

2.Outstanding minimum lease payments at period-end (Millions of Yen)

Within one year	¥ 19
Exceeding one year	33
Total	53

Prior year (From April 1, 2001 to March 31, 2002)

A summary of finance leases with which the transfer of ownership to lessee does not occur:

1. Acquisition cost, accumulated depreciation, year-end book value of the leased items

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Book value at year-end
Tools and furniture	81	38	42
Machinery and equipments	38	17	20
Total	119	55	63

2.Outstanding minimum lease payments at year-end (Millions of Yen)

Within one year	¥ 25
Exceeding one year	38
Total	63

SEGMENT INFORMATION

A. Operations by product

Current fiscal period (From April 1, 2002 to September 30,2002)

(Millions of yen)

	Pachinko Pachislot	Amusement arcade equipment	Home video game software	Others	Total	Corporate and elimination	Consolidated
Net sales -							
(1) Outside customers	76,718	3,518	2,889	940	84,068	--	84,068
(2) Inter segment	6	1	452	2	462	(462)	--
Total	76,725	3,520	3,342	943	84,530	(462)	84,068
Cost and expenses	44,684	3,391	4,758	960	53,794	2,733	56,528
Operating income (loss)	32,040	128	(1,416)	(17)	30,735	(3,195)	27,540

(Note) 1. The Company has 4 operating segments based on its management control structure, and nature of products and market.

2.Main products and line of business by segment

(1) Pachinko and pachislot ······ Manufacture and sale of pachinko and pachislot machines and design parlors

(2) Amusement arcade equipment ······ Manufacture, sale and rent game machines used in amusement arcades

(3) Home TV game software ······ Develop and sell home TV game software

(4) Others ······ Mainly operation of amusement arcades

3.General corporate expenses of ¥3,195 million, which mainly consist of expenses incurred by the parent company's administrative department, are included in "Corporate and eliminations."

Prior fiscal period (From April 1, 2001 to September 30,2001)

(Millions of yen)

	Pachinko Pachislot	Amusement arcade equipment	Home video game software	Others	Total	Corporate and elimination	Consolidated
Net sales -							
(1) Outside customers	86,891	3,347	2,398	698	93,335	--	93,335
(2) Inter segment	--	0	246	13	259	(259)	0
Total	86,891	3,347	2,645	711	93,595	(259)	93,335
Cost and expenses	48,934	3,727	3,322	827	56,812	1,905	58,717
Operating income (loss)	37,957	(380)	(677)	(116)	36,782	(2,164)	34,617

(Note) 1. The Company has 4 segments based on its management control structure and nature of products and market.

2.Main products and line of business by segment

(5) Pachinko and pachislot ······ Manufacture and sale of pachinko and pachislot machines

(6) Amusement arcade equipment ······ Manufacture, sale and leasing of game machines used in amusement arcades

(7) Home video game software ······ Production and sale of home video game software

(8) Others ······ Mainly operation of amusement arcades

3.General corporate expenses of ¥ 2,164 million, which mainly consist of expenses incurred by the parent company's administrative department, are included in "Corporate and eliminations

Prior fiscal year (From April 1, 2001 to March 31, 2002)

(Unit : Millions of yen)

	Pachinko Pachislot	Amusement equipment	Home TV game software	Others	Total	Corporate and elimination	Consolidated
Net sales -							
(1) Outside customers	152,881	5,948	4,362	1,102	164,293	—	164,293
(2) Inter segment	—	0	845	40	886	(886)	—
Total	152,881	5,948	5,208	1,142	165,179	(886)	164,293
Cost and expenses	91,015	7,026	6,690	1,280	106,012	4,259	110,271
Operating income (loss)	61,865	(1,077)	(1,482)	(138)	59,167	(5,145)	54,022

(Note) 1. The Company has 4 operating segments based on its management control structure, and nature of products and market.

2. Main products and line of business by segment

(1) Pachinko and pachislot ··· Manufacture and sell Pachinko and pachislot machines and design parlors

(2) Amusement equipment ··· Manufacture , sell and rent game machines used in an amusement arcades

(3) Home TV game software ··· Develop and sell home TV game software

(4) Others ··· Mainly operation of amusement arcades

3. General corporate expenses of ¥ 5,145 million, which mainly consist of expenses incurred by the parent company's administrative department, are included in "Corporate and eliminations."

B. Geographical segment information

Geographical segment information was not presented as the sales and assets of consolidated domestic subsidiaries for the 6 months ended September 30, 2002 and 2001 and the year ended March 31,2002 exceed 90% of consolidated net sales and assets.

C. Overseas sales

The overseas sales of the Company and its consolidated subsidiaries for the 6 months ended September 30, 2002 and 2001 and the year ended March 31,2002 were less than 10% of consolidated net sales.

FAIR VALUE OF MARKETABLE SECURITIES

Current period (From April 1, 2002 to September 30, 2002)

①. Marketable securities with quoted market prices

(Unit : Millions of Yen)

Security type	Current year (As of September 30, 2002)		
	Acquisition cost	Balance Sheet Amount	Valuation gain/loss
Securities whose market value exceeds the Balance sheet amount:			
Stocks	675	892	217
Bonds	—	—	—
Other	—	—	—
Total	675	892	217

②. Other securities

(Unit : Millions of Yen)

	Balance Sheet Amount
Unlisted stocks (excluding over the counter securities)	1,376
Unlisted convertible bond to share	100
Unlisted stocks of subsidiary's company (excluding over the counter securities)	17
Total	1,494

Prior period (From April 1, 2001 to September 30, 2001)

①. Marketable securities with quoted market prices

(Unit : Millions of Yen)

Security type	Current year (As of September30, 2001)		
	Acquisition Cost	Balance Sheet Amount	Valuation gain/loss
Securities whose market value exceeds the Balance sheet amount:			
Stocks	793	834	40
Bonds	—	—	—
Other	—	—	—
Total	793	834	40

②. Other securities

(Unit : Millions of Yen)

	Balance Sheet Amount
Unlisted stocks (excluding over the counter securities)	856
Government Bond(Mid-term)	10
Unlisted stocks of subsidiary's company (excluding over the counter securities)	9
Total	877

Prior fiscal year (From April 1, 2001 to March 31, 2002)

①. Marketable securities with quoted market prices

(Unit : Millions of Yen)

Security type	Current year (As of March31, 2002)		
	Acquisition cost	Balance Sheet Amount	Valuation gain/loss
Securities whose market value exceeds the Balance sheet amount:			
Stocks	381	585	204
Bonds	—	—	—
Other	—	—	—
Total	381	585	204

②. Other securities

(Unit : Millions of Yen)

	Balance Sheet Amount
Unlisted stocks (excluding over the counter securities)	1,573
Unlisted stocks of subsidiary's company (excluding over the counter securities)	29
Total	1,603

Derivative transaction

Current Period (From April 1, 2002 to September 30, 2002)

DERIVATIVE FINANCIAL INSTRUMENTS

The Company utilizes derivative financial instrument to reduce financial market risks.
The Company utilizes swap agreement which exchange the variable rate of debt for fixed rate to hedge the effects of interest rate fluctuations.
The Company does not use derivative financial instruments for speculative or trading purposes.
The Company controls credit risk through credit approvals, limits and monitoring procedures.

FILE NO.82-5227
October 28, 2002

FLASH REPORT
NON-CONSOLIDATED FINANCIAL STATEMENTS
6 Months Ended September 30, 2002

Name of the Company :	Sammy Corporation
Code number :	6426 (URL http://ir.sammy.co.jp)
Representative:	Hajime Satomi President & CEO
Any inquiry to :	Yasuhiro Katayama Executive officer 2-23-2 Higashi Ikebukuro Toshima-ku, Tokyo, Japan Tel (03)5950−3790

Date of the Board of Directors meeting for the period closing October 28, 2002
Interim dividend distribution Applicable
Date of interim dividend payment —

I. RESULTS OF OPERATIONS FOR THE 6 MONHS ENDED SEPTEMBER 30, 2002

(1) RESULTS OF OPERATIONS

	Net sales		Operating income		Net income	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
For 6 months ended September 30, 2002	77,164	(△ 3.6)	27,501	(△17.6)	12,127	(△26.7)
For 6 months ended September 30, 2001	80,038	(177.5)	33,360	(419.0)	16,534	(447.8)
For Year ended March 31, 2002	142,394		51,955		23,375	

	Net income per share
	Yen
For 6 months ended September 30, 2002	227.52
For 6 months ended September 30, 2001	631.14
For Year ended March 31, 2002	442.39

(Note) ① Weighted average number of shares outstanding:

	Number of shares
For 6 months ended September 30, 2002	53,303,541
For 6 months ended September 30, 2001	26,198,076
For year ended March 31,2002	52,839,269

② There was no significant change in the accounting policy between the periods presented.
③ Percentages for net sales, operating income and net income represent change from the corresponding period in the prior year.

(2) DESCRIPTION OF DIVIDENDS PAID

	Dividend paid per share for the 6 months	Total dividends paid per share (annual)
	Yen	Yen
For 6 months ended September 30, 2002	0.00	—
For 6 months ended September 30, 2001	0.00	—
For Year ended March 31, 2002	—	50.00

(3) FINANCIAL POSITION

	Total assets	Shareholders' equity	Equity ratio	Equity per share
	Millions of yen	Millions of yen	%	Yen
September 30, 2002	120,200	64,111	53.3	1,209.58
September 30, 2001	104,623	49,714	47.5	1,865.22
March 31, 2002	116,268	56,660	48.7	1,060.82

(Note) ①The total numbers of shares outstanding	Number of shares
For 6 months ended September 30, 2002	53,003,500
For 6 months ended September 30, 2001	26,653,321
For year ended March 31,2002	53,411,572
②The total number of treasure stock	Number of shares
For 6 months ended September 30, 2002	500,300
For 6 months ended September 30, 2001	79
For year ended March 31,2002	228

II. PROJECTION FOR FISCAL YEAR 2002 (APRIL 1, 2002 ～ MARCH 31, 2003)

	Net sales	Operating income	Net income	Dividend paid per share for the year	
				Year-end	
Entire year	Millions of Yen 173,000	Millions of Yen 58,000	Millions of Yen 27,500	Yen 50.00	Yen 50.00

(Reference) Projected net income per share for the entire-year is ¥518.83.

【Note】:

This flash report and the accompanying financial statements have been prepared based on the flash report and the financial statements of the Company that were issued for the Japanese domestic purposes, with certain modifications to help foreign users.
Amounts less than one million yen are rounded down in the accompanying financial statements.

【Caution with regard to Forward-Looking Statements】

Statements in this flash report with respect to Sammy's plans, strategies, benefits and estimates that are not historical facts are forward-looking statements. They constitute management's assumptions based on information currently available and involve risks and uncertainties. There are a number of facts that could cause actual results to differ materially from such statements.

SAMMY CORPORATION

NON-CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2002 AND 2001 AND MARCH 31, 2002

(Unit : Millions of Yen)

	Current period (As of September 30, 2002)		Prior period (As of September 30, 2001)		Prior year (As of March 31, 2002)	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
(A s s e t s)		%		%		%
Current Assets						
Cash and deposits	23,287		30,013		17,398	
Marketable securities					—	
Notes receivable ※2	12,694		20,230		17,662	
Accounts receivable-trade	28,157		15,972		31,383	
Allowance for doubtful accounts	(4,521)		(310)		(628)	
Inventories	17,562		12,773		13,505	
Short-term loan	6,950		—		—	
Others	11,780		6,507		13,988	
Total current assets	95,911	79.8	85,187	81.4	93,309	80.3
Non-current assets						
Property and equipment ※1	10,824	9.0	10,243	9.8	10,762	9.3
Intangible assets	1,283	1.1	1,311	1.3	1.243	1.0
Investments and other assets						
Investment and other assets	12,278		7,961		12,034	
Allowance for doubtful accounts	(96)		(80)		(1,081)	
Total investments and other assets	12,181	10.1	7,881	7.5	10,952	9.4
Total non-current assets	24,289	20.2	19,435	18.6	22,959	19.7
Total assets	120,200	100.0	104,623	100.0	116,268	100.0

(Unit : Millions of Yen)

	Current period (As of September 30, 2002)		Prior period (As of September 30, 2001)		Prior year (As of March 31, 2002)	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
(Liabilities)		%		%		%
Current liabilities						
Short-term bank loans and current portion of long-term debt	8,600		4,400		4,600	
Notes payable ※2	11,668		20,113		14,586	
Accounts payable	10,123		2,295		7,522	
Income taxes payable	14,075		17,110		17,942	
Accrued employees' bonus	937		797		895	
Others	6,132		5,930		9,970	
Total current liabilities	51,537	42.9	50,646	48.4	55,517	47.8
Non-current liabilities						
Long-term debt, less current portion	1,500		2,100		1,800	
Severance and retirement allowance	1,341		1,105		1,179	
Others	1,708		1,056		1,111	
Total non-current liabilities	4,551	3.8	4,262	4.1	4,090	3.5
Total liabilities	56,088	46.7	54,909	52.5	59,608	51.3
(Shareholders' equity)						
Common stock	8,007	6.7	7,949	7.6	7,966	6.9
Capital surplus						
Additional paid-in capital	9,002		8,944		8,960	
Sub-total	9,002	7.5	8,944	8.6	8,960	7.7
Earned surplus						
Legal reserve	310		310		310	
Retained earnings-appropriated	34,585		15,785		15,785	
-unappropriated	13,885		16,688		23,528	
Sub-total	48,781	40.5	32,783	31.3	39,624	34.0
Valuation difference for investment securities	128	0.1	37	0.0	109	0.1
Treasury stock	(1,808)	(1.5)	(0)	(0.0)	(0)	(0.0)
Total shareholders' equity	64,111	53.3	49,714	47.5	56,660	48.7
Total liabilities and shareholders' equity	120,200	100.0	104,623	100.0	116,268	100.0

SAMMY CORPORATION

NON-CONSOLIDATED STATEMENTS OF INCOME

FOR THE 6 MONTHS ENDED SEPTEMBER 30, 2002 AND 2001 AND YEAR ENDED MARCH 31, 2002

(Unit : Millions of Yen)

	Current period (From April 1, 2002 to September 30, 2002)		Prior period (From April 1, 2001 to September 30, 2001)		Prior year (From April 1, 2001 to March 31, 2002)	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Net sales	77,164	100.0	80,038	100.0	142,394	100.0
Cost of sales	32,204	41.7	32,038	40.0	59,767	42.0
Gross profit	44,960	58.3	48,000	60.0	82,626	58.0
Selling, general and administrative expenses	17,458	22.7	14,639	18.3	30,671	21.5
Operating income	27,501	35.6	33,360	41.7	51,955	36.5
Other income (expenses)						
Other income ※1	162	0.3	146	0.2	970	0.7
Other expenses ※2	3,697	4.8	1,176	1.5	8,326	5.9
Income before income taxes	23,966	31.1	32,329	40.4	44,599	31.3
Income taxes – current	13,800	17.9	16,900	21.1	22,800	16.0
- deferred	(1,960)	(2.5)	(1,105)	(1.4)	(1,576)	(1.1)
Net income	12,127	15.7	16,534	20.7	23,375	16.4
Unappropriated retained earnings — beginning of the period	1,758		153		153	
Unappropriated retained earnings – end of the period	13,885		16,688		23,528	

SIGNIFICANT ACCOUNTING POLICIES

Method and basis of Accounting standards	(1)Valuation for important assets ①Securities that have quoted market prices are stated at the market value. The difference between acquisition cost and market value is accounted for as net unrealized holding gains on securities in Shareholders' equity. Other securities are carried at moving average cost. ②Inventories are stated at cost determined by the average method. (2)Depreciation method of property and equipment ①Tangible assets Depreciation is computed primarily using the declining-balance method according to Japanese Corporate Tax Law. In addition, buildings acquired after April 1, 1998 are depreciated using the straight-line method according to the Corporate Tax Law. Service life for primary assets is as follows; Building/Structure : 34-38 years Tools/Furniture : 4-6 years Amusement facilities equipment : 2-3 years ②Intangible assets Depreciation is computed primarily using the straight-line method. We adopts the straight-line method based on usable period of 5 years for Software which is used for only the company. ③Advance payment Depreciation is computed primarily using the straight-line method. (3)Basis of recording allowances ①Allowance for doubtful accounts The allowance for doubtful accounts is provided in an amount sufficient to cover possible losses by estimating individually uncollectible amounts and applying a historical percentage to the remaining accounts. ②Severance and retirement allowance for employees The liability for the employees' severance and retirement benefits is recorded based on the estimated amounts of benefit obligation and plan assets at the end of the year. ③Severance and retirement allowance for directors and corporate auditors The liability for the directors' and corporate auditors' severance and retirement benefits is recorded based on the amount required in accordance with the Company's policy. (4)Accounting for lease transactions Finance leases, which are not transferred ownership to lessees, are accounted for in the same manner as operating leases. (5)Accounting for significant hedge The Company has employed certain interest swaps to hedge its exposure to movements in the interest rates for its borrowings. As a matter of policy, the Company does not engage in speculative transactions. These swaps have been accounted for using the simplified method permissible. (6)Accounting method of consumption taxes Consumption taxes paid and received are recorded as suspense payments and suspense receipts during the year. The net payable resulting from offsetting the two accounts is recorded as consumption tax payable at year-end.

CHANGE OF PRESENTATION

(Statement of Balance sheets 6 months ended September 30, 2002)

Short-term loan (¥2,795 million in previous fiscal year) presented in other current assets is as a separate line from this fiscal year as it exceeded over 5/100 of aggregate amount of total assets.

ADDITIONAL INFORMATION

(Treasury stock and Earning surplus)

New accounting standard for Treasury stock and Earning surplus has been adopted from this fiscal year. Impact of such adoption on the income for the period in this fiscal year has been insignificant.

(Balance sheet as of September 30, 2002)

Due to revision of Financial regulation, shareholder's equity has been presented by common stock, capital surplus , earnings surplus and other from this fiscal year. Presentation of shareholder's equity in the previous periods has been revised accordingly for comparison purpose.

NOTES TO FINANCIAL STATEMENTS

BALANCE SHEET

Current period (As of September 30, 2002)	Prior period (As of September 30, 2001)	prior year (As of March 31,2002)
※1. Accumulated depreciation for property and equipment ¥3,592 million	※1. Accumulated depreciation for property and equipment ¥3,119 million	※1. Accumulated depreciation for property and equipment ¥3,941 million
※2. ————	※2. Notes receivable and payable that matured on the balance sheet date (September 30, 2001) were settled on the following business day (October 1, 2001), because the balance sheet date was Saturday and banks were closed. Therefore, the following balances matured on the balance sheet date were included in the balance sheet: Notes receivable 5,725 million Notes payable 3,738 million	※2. Notes receivable and payable that matured on the balance sheet date (March 31, 2002) were settled on the following business day (April 1, 2002), because the balance sheet date was Saturday and banks were closed. Therefore, the following balances matured on the balance sheet date were included in the balance sheet: Notes receivable 2,847 million Notes payable 2,427 million
3. Liabilities for guarantees The Company was contingently liable for guarantees of debt of guarantees of account payable to the Banks amounting as follows; ① Sammy Amusement Service Co., Ltd. …¥300 million. ② SI Electronics Ltd. …¥200 million ③ Shuko Electorinics Co., Ltd. …¥902 million Total 1,402 million	3. Liabilities for guarantees The Company was contingently liable for guarantees of debt of guarantees of Shuko Denshi's account payable to Nippon Conlux amounting to ¥147 million	3. Liabilities for guarantees The Company was contingently liable for guarantees of debt of guarantees of Shuko Denshi's account to Loan payable to the Banks amounting to ¥132 million
4. Accounting for consumption taxes Consumption taxed paid and received are netted and recorded as other liabilities in current liabilities at the period-end.	4. Accounting for consumption taxes Consumption taxed paid and received are netted and recorded as other liabilities in current liabilities at the period-end.	4. ————

STATEMENT OF INCOME

Current period From April 1,2002 to September 30, 2002		Prior period From April 1,2001 to September 30, 2001		Prior year From April 1,2001 to March 31, 2002	
※1.Significant items of selling, general and general administrative expenses are as follows;.		※1.Significant items of selling, general and general administrative expenses are as follows;.		※1.Significant items of selling, general and general administrative expenses are as follows;.	
	Millions of yen		Millions of yen		Millions of yen
Selling expense		Selling expense		Selling expense	
Sales comission	5,369	Sales comission	7,270	Sales comission	11,746
Advertising	1,936	Advertising	665	Advertising	2,640
Others	800	Others	185	Others	505
Total	8,106	Total	8,121	Total	14,893
Wages and payroll		Wages and payroll		Wages and payroll	
Provision for bonuses	495	Provision for bonuses	399	Provision for bonuses	484
Provision for retirement benefits for directors and corporate auditors	77	Provision for retirement benefits for directors and corporate auditors	146	Provision for retirement benefits for directors and corporate auditors	164
Provision for retirement benefits for employees	66	Provision for retirement benefits for employees	35	Provision for retirement benefits for employees	80
Payroll	1,089	Payroll	791	Payroll	1,765
Payroll for directors etc.	135	Payroll for directors etc.	117	Payroll for directors etc.	241
Others	534	Others	409	Others	1,167
Total	2,399	Total	1,898	Total	3,904
Other administrative expenses		Other administrative expenses		Other administrative expenses	
Reseach and development	3,519	Reseach and development	2,456	Reseach and development	6,319
debt	308	debt	-	debt	256
Write-off bad debt	-	Write-off bad debt	-	Write-off bad debt	13
Rental	388	Rental	292	Rental	595
Comission	872	Comission	489	Comission	1,491
Depreciation	130	Depreciation	105	Depreciation	242
others	1,733	others	1,276	others	2,954
Total	6,952	Total	4,620	Total	11,873

※2.Significant items of others income;		※2.Significant items of others income;		※2.Significant items of others income;	
	Millions of yen		Millions of yen		Millions of yen
Interest income	38	Interest income	40	Interest income	88
Gain on sale of property and equipment	5	Reversal of reserve for bad debt	60	Gain on investment on silent ownership	87
				Gain on sale of stocks of affiliated company	560
※3.Significant items of others expenses;		※3.Significant items of others expenses;		※3.Significant items of others expenses;	
	Millions of yen		Millions of yen		Millions of yen
Interest expenses	81	Interest expenses	78	Interest expenses	148
		New stock issued cost	259	New stock issued cost	261
				Loss on sale of property and equipment	1
Loss on disposal of property and equipment	7	Loss on disposal of property and equipment	280	Loss on disposal of property and equipment	301
Loss on devaluation of golf-club membership	3	Loss on devaluation of golf-club membership	107	Loss on devaluation of golf-club membership	127
Loss on devaluation of investment securities	94	Special emergency repair costs	267	Loss on devaluation of investment securities	9
Loss on devaluation of investments	37			Special emergency repair costs	5,958
Expenses for business reconstruction	3,256			Expenses for divestiture of subsidiaries	1,239
				Loss on sale of investment securities	29
※3.Depreciation and amortization		※3.Depreciation and amortization		※3.Depreciation and amortization	
	Millions of yen		Millions of yen		Millions of yen
Property and equipment	663	Property and equipment	667	Property and equipment	1,545
Intangible assets	215	Intangible assets	146	Intangible assets	354

LEASE TRANSACTIONS

Current period (From April 1, 2002 to September 30, 2002)	Prior period (From April 1, 2001 to September 30, 2001)	Prior year (From April 1, 2001 to March 31, 2002)

Current period (From April 1, 2002 to September 30, 2002)

A summary of finance leases with which the transfer of ownership to lessee does not occur:

1. Acquisition cost, accumulated depreciation, year-end book value of the leased items

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Book value at year-end
Tools and furniture	12	2	10
Machinery and equipments	42	24	18
Total	55	26	28

2. Outstanding minimum lease payments at year-end

(Millions of Yen)

Within one year	¥ 14
Exceeding one year	14
Total	28

Prior period (From April 1, 2001 to September 30, 2001)

A summary of finance leases with which the transfer of ownership to lessee does not occur:

1. Acquisition cost, accumulated depreciation, year-end book value of the leased items

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Book value at year-end
Tools and furniture	7	4	3
Machinery and equipments	35	11	23
Total	42	15	26

2. Outstanding minimum lease payments at year-end

(Millions of Yen)

Within one year	¥ 13
Exceeding one year	13
Total	26

Prior year (From April 1, 2001 to March 31, 2002)

A summary of finance leases with which the transfer of ownership to lessee does not occur:

1. Acquisition cost, accumulated depreciation, year-end book value of the leased items

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Book value at year-end
Tools and furniture	7	5	2
Machinery and equipments	38	17	20
Total	45	23	23

2. Outstanding minimum lease payments at year-end

(Millions of Yen)

Within one year	¥ 12
Exceeding one year	10
Total	23

FILE NO.82-5227

(Translation)

October 31, 2002

Dear Sirs,

Name of Company: Sammy Corporation
Name of Representative: Hajime Satomi, President and Representative Director (Chief Executive Officer)
(Code No. 6426, Tokyo Stock Exchange 1st Section)
Further Inquiry: Yasuhiro Katayama Executive Officer and Division Manager, Administration Division (TEL: 03-5950-3790)

Notice of Acquisition by the Company of its Own Shares and Public Offering for Purchase of its Own Shares

Notice is hereby given that Sammy Corporation (the "Company"), at the meeting of its Board of Directors held on October 31, 2002, adopted a resolution for the acquisition of its own shares and the public offering for the purchase of its own shares, as described below:

Description

1. Acquisition by the Company of its own shares:

   (1) Class of shares to be acquired: Shares of common stock of the Company

   (2) Total number of shares to be acquired: 3,000,000 shares (5.61% of the total number of issued shares)

   (3) Aggregate acquisition prices of shares: ¥10,728,000,000

<For reference>

Details of the resolution adopted at the Ordinary General Meeting of Shareholders of the Company held on June 21, 2002:

Class of shares to be acquired:	Shares of common stock of the Company
Total number of shares to be acquired:	(Not exceeding) 3,500,000 shares
Aggregate acquisition prices of shares:	(Not exceeding) ¥20,000,000,000

Total number of shares acquired by the Company after the adoption of the resolution at the Ordinary General Meeting of Shareholders:

500,000 shares (for the period from August 6, 2002 through August 22, 2002)

Aggregate purchase prices of shares acquired by the Company after the adoption of the resolution at the Ordinary General Meeting of Shareholders:

¥1,807,029,000 (for the period from August 6, 2002 through August 22, 2002)

2. Public offering for the purchase by the Company of its own shares:

(1) Purpose of the purchase:

The Company, at the Ordinary General Meeting of Shareholders held on June 21, 2002, adopted a resolution to authorize its Board of Directors to acquire its own shares pursuant to Article 210, paragraph 1 of the Commercial Code of Japan to enable itself to implement its capital policies with agility in response to changing business environments. In accordance with such resolution, the Board of Directors, at its meeting held on October 31, 2002, resolved to acquire its own shares. Hence, the Company will make this public offering pursuant to the Securities and Exchange Law of Japan.

(2) Purchase period:

November 1, 2002 (Friday) through November 21, 2002 (Thursday)

(3) Purchase price:

¥3,576 per share

(4) Basis for calculating the purchase price:

Average of the closing prices of the share of common stock of the Company on the Tokyo Stock Exchange for one month to and including the business day immediately preceding the date for the meeting of the Board of Directors to adopt a resolution for the public offering (October 1, 2002 through October 30, 2002) (with any fraction of one yen carried upward or downward, as the case may be)

(5) Total number of shares to be purchased:

3,000,000 shares

(6) Aggregate amount of funds required for the purchase:

¥10,806,000,000

(7) Others:

This public offering for the purchase by the Company of its own shares will not directly or indirectly be made in or for the United States nor will be made by mail or any other method or means for interstate or international commerce (including, but not limited to, telephone, telex, facsimile and Internet communication) or through the facility of any stock exchange in the United States. No application can be made for this public offering by such method or means or through such facility as mentioned above or from the United States.

Any applicant for this public offering may be required to represent and warrant that the applicant has not received or sent any information or document relating to this public offering in, for or from the United States, that with regard to this public offering or the execution or delivery of any application form, the applicant has not directly or indirectly used any mail or any other method or means for interstate or international commerce (including, but not limited to, telephone, telex, facsimile and Internet communication) in the United States or the facility of any stock exchange in the United States and that the applicant has not acted as agent, fiduciary or trustee with no discretionary power for any third party (unless such third party gives all instructions relating to this offering from outside of the United States).

- END -